UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of January 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Veolia Water contracted by Greater Lyon to manage its water distribution service for eight years

Paris, January 14, 2014 – Greater Lyon (France) has just announced that it has awarded Veolia Water a contract for the production and distribution of drinking water in 54 municipalities for a period of eight years. The contract is due to come into force on February 3, 2015. Under the new scope of business defined by Greater Lyon, the contract represents cumulative revenues of €660 million (French standards) and an investment of €55 million.

Photothèque Veolia / Jean-Marie Rames

Greater Lyon has the second largest drinking water service in France in terms of the population connected: 1.3 million people across 54 municipalities. This is a new contract corresponding to a new geographic area, as the service was previously provided by three operators, including Veolia which managed 33 municipalities.

The eight-year drinking water production and distribution management contract will come into force on February 3, 2015, under a specially created company called “Eau du Grand Lyon.”

This contract includes numerous innovations and points the way to the water service contract of the future.

“Veolia is extremely pleased with this decision,” said Antoine Frérot, Chairman and CEO of Veolia Environnement. “This success reflects our company’s ability to renew itself as evidenced by the proposal submitted to Greater Lyon for a service that has been reconfigured on the basis of major innovations and responsible aims. It is truly a new model for a water service that is clearly focused on the future.”

The Greater Lyon water service will incorporate an integrated management center able to provide complete water traceability and fully transparent operation.

Veolia will implement the ECONO project under which it is planned in particular to install 5,500 leak location sensors for the continuous surveillance of 2,000 kilometers of the most sensitive parts of the network. Added to this, 500 mobile sensors will be used for an active leak detection program along an additional 800 kilometers of the network. This is a real challenge given that the network yield targets are 85% by the end of 2016 and 87% in 2018.

With the installation of the Téléo smart network, the 400,000 Greater Lyon customers will be able to check their daily consumption via the Internet, receive notification in the event of abnormal consumption via their preferred method (text, email, etc.), and be invoiced for the actual volume of water consumed. This new remote meter reading service will also be used for the real-time location of leaks and monitoring the water quality throughout this drinking water network’s 4,000 kilometers.

In support of Greater Lyon’s social policies, Veolia will also create an “integration through employment” course at its Veolia Environnement Campus that was recently opened close to Lyon in Jonage. Indeed, it is one of the contract’s strong points that 10% of the hours worked in the new company “Eau du Grand Lyon” will be performed by employees under insertion contracts, with this figure set eventually to rise to 15%.

Similarly, and consistent with the requirements of the French government’s Energy-Climate Package and the Greater Lyon Mandate Plan, Veolia undertakes to reduce its greenhouse gas emissions by 15%.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com

(* ) Excluding Transdev employees and revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Stéphane Galfré Sandrine Guendoul

+ 33 (0)1 71 75 19 27 + 33 1 71 75 12 52

stephane.galfre@veolia.com sandrine.guendoul@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 15, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer